Exhibit 99.2

“We Care, We Cure”

INTERIM FINANCIAL REPORT

H1 2015

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad publishes its Interim Financial Report in French. Celyad has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Forward looking statements

In addition to historical facts or statements of current condition, this report contains forward-looking statements, including statements about the safety and efficacy of Celyad’s product candidates, the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources, , which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that the DSMB’s determination not to discontinue the Phase III clinical trial for C-Cure® on the basis of non-futility is not a determination as to the likelihood of success and is not a guarantee that the trial will be successful; the risk that safety, bioactivity and efficacy demonstrated in earlier clinical trials or pre-clinical studies may not be replicated in later stage clinical trials; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell; risks associated with the satisfaction of regulatory and other requirements; actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

1.	FIRST HALF OF 2015 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.1. Interim condensed consolidated statement of financial position

(€’000)		For the period ended June 30,	For the period ended December 31,
		2015	2014
NON-CURRENT ASSETS		57,634	11,041
Intangible assets	3.3.4	56,823	10,266
Property, Plant and Equipment		683	598
Investment accounted for using the equity method		—	68
Other non-current assets		128	109
CURRENT ASSETS		125,663	32,935
Trade and Other Receivables		733	830
Grants receivables		—	1,009
Other current assets		1,141	792
Short term investments	3.3.5	7,671	2,671
Cash and cash equivalents	3.3.5	116,118	27,633

TOTAL ASSETS		183,297	43,976

EQUITY		124,888	26,684
Share Capital	3.3.6	32,550	24,615
Share premium	3.3.6	157,897	53,302
Other reserves		20,437	19,424
Retained loss		(85,996)	(70,657)
NON-CURRENT LIABILITIES		49,810	11,239
Finance leases		339	279
Advances repayable	3.3.7	11,439	10,778
Contingent consideration payable	3.3.9	37,850	—
Post employment benefits	3.3.9	182	182
CURRENT LIABILITIES		8,599	6,053
Finance leases		163	134
Advances repayable	3.3.7	777	777
Trade payables	3.3.8	6,395	4,042
Other current liabilities	3.3.8	1,264	1,100

TOTAL EQUITY AND LIABILITIES		183,297	43,976

1.2. Interim condensed consolidated statement of comprehensive loss

(€‘000)		For the 6 months period ended June 30,
		2015	2014 (restated) [1]
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Research and Development expenses	3.3.1	(11,542)	(6,530)
General administrative expenses	3.3.1	(3,627)	(2,020)
Other operating income	3.3.1	656	2,135
Other operating expense	3.3.1	(661)	—
Operating Loss		(15,174)	(6,414)
Financial income	3.3.1	144	49
Financial expenses	3.3.1	(249)	(16)
Share of Loss of investments accounted for using the equity method	3.3.1	(60)	—
Loss before taxes		(15,339)	(6,381)
Income taxes			—
Loss for the period [2]	3.3.1	(15,339)	(6,381)

Basic and diluted loss per share (in €)	3.3.1	(2.10)	(0.92)

Other comprehensive loss			—
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss			—
Currency translation differences		363	—
Other comprehensive profit for the period, net of tax		363	—
Total comprehensive loss for the period		(14,976)	—
Total comprehensive loss for the period attributable to Equity Holders [2]		(14,976)	(6,381)

[1]	Consolidated statement of comprehensive loss for the 6 months period ended in June 2014 has been restated (see note 0)
[2]	For the 6 months period ended in June 2015 and June 2014, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

1.3. Interim condensed consolidated statement of changes in equity

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of January 1st 2014	22,138	30,473	18,337	(54,050)	16,898

Capital increase in cash	1,989	23,011	—	—	25,000
Exercise of warrants	450	287	—	—	737
Share-based payments	—	387	—	—	387
Restatement on share-based payments	—	—	153	—	153
Transaction costs associated with capital increases	—	(1,117)	—	—	(1,117)

Total transactions with owners, recognized directly in equity (restated)	2,439	22,568	153	—	25,160
Loss for the period	—	—	—	(6,381)	(6,381)
Currency Translation differences	—	—	—	—	—
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period (restated)	—	—	—	(6,381)	(6,381)

Balance as of June 30, 2014	24,577	53,041	18,490	(60,431)	35,677

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of January 1st 2015	24,615	53,302	19,424	(70,657)	26,684

Capital increase in cash	7,607	112,104	—	—	119,711
Exercise of warrants	3	16	—	—	19
Capital increase – contribution in kind	325	3,126	—	—	3,452
Share-based payments	—	7	650	—	657
Transaction costs associated with capital increases	—	(10,658)	—	—	(10,658)

Total transactions with owners, recognized directly in equity	7,935	104,595	650	—	113,180
Loss for the period	—	—	—	(15,339)	(15,339)
Currency Translation differences	—	—	363	—	363
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	—	363	(15,339)	(14,976)

Balance as of June 30, 2015	32,550	157,897	20,437	(85,996)	124,888

1.4. Interim condensed consolidated statement of Cash flows

(€‘000)	For the 6 months period ended June 30,
	2015	2014 (restated) [1]
Cash Flow from operating activities
Net Loss for the year	(15,339)	(6,381)
Non-cash adjustments
Depreciation	129	76
Amortisation	340	337
Share of loss in C3BS Asia Ltd consol. under equity method	60	—
RCAs – Fair value adjustment	661	—
Advances received – previously derecognized	—	(577)
Share-based payments	657	153
Change in working capital
Trade receivables, other receivables	623	(1,762)
Trade payables, other payable and accruals	2,303	1,005
Net cash (used in)/from operations	(10,566)	(7,149)

Cash Flow from investing activities
Acquisitions of Property, Plant & Equipment	(214)	(281)
Acquisitions of Intangible assets	(36)	—
Acquisition of OnCyte LLC	(5,186)	—
Other investing cash flow	(5,000)	(2,000)
Disposal of fixed assets	—	47
Net cash used in investing activities	(10,436)	(2,234)

Cash flows from financing activities
Proceeds from borrowings	173	260
Repayments of finance leases	(84)	(48)
Proceeds from issuance of shares and exercise of warrants	109,282	25,007
Proceeds from RCAs & other grants	116	178
Net cash from financing activities	109,487	25,397
Net cash and cash equivalents at beginning of the period	27,633	19,058
Change in net cash and cash equivalents	88,485	16,013
Net cash and cash equivalents at the end of the period	116,118	35,071

[1]	Consolidated statement of Cash flow for the 6 months period ended in June 2014 has been restated (see note 0)

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our interim condensed consolidated financial statement. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in our prospectus filed with the Securities and Exchange Commission on June 19, 2015.

All amounts included herein with respect to the 6 months period ended June 30, 2015 and 2014 are derived from our interim condensed consolidated financial statements. The consolidated financial statements for the 6 months period ended June 30, 2015 and 2014 are prepared pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this report. We disclaim any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a leader in engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. Our lead drug product candidate in cardiovascular disease is C-Cure, an autologous cell therapy for the treatment of patients with ischemic heart failure, or HF. Our lead drug product candidate in oncology is CAR-NKG2D, an autologous chimeric antigen receptor T lymphocyte, or CAR T-cell, therapy using an innate occurring natural killer receptor that recognizes ligands present on both liquid and solid tumors.

All of our current drug product candidates are autologous cell therapy treatments. In autologous procedures, a patient’s cells are harvested, selected, reprogrammed and expanded, and then infused back into the same patient. A benefit of autologous therapies is that autologous cells are not recognized as foreign by patients’ immune systems. We believe that we are well situated to effectively advance autologous cell therapy treatments for cancer and other indications as a result of the expertise and know-how that we have acquired through our development of C-Cure. We also believe that there are numerous operational synergies between our product platforms, including that, prior to commercialization, our existing pilot manufacturing plant can accommodate both of our cell therapy programs without significant capital expenditure.

Major events during the first half of 2015

Over the first six months of 2015, we continued to progress in our ongoing clinical development programs. Consistent with our previously announced diversification strategy, we acquired in January another technology platform, entering the immuno-oncology space with the acquisition of the OnCyte CAR T-cell portfolio through our purchase of OnCyte, LLC, a wholly-owned subsidiary of Celdara Medical, LLC. The OnCyte CAR T-cell portfolio is based on research conducted at Dartmouth College in the United States.

We also secured financing by completing a €32 million gross proceeds private placement of our ordinary shares and a $100 million gross proceeds global offering of ordinary shares and ADSs listed on the NASDAQ Global Market.

Cardiovascular platform - CHART-1 continued progress

We continued to progress in our CHART-1 phase III clinical trial in Europe and Israel with the completion of the enrolment of the trial and the dosing of the last patient. This last important operational milestone triggered the 9-month follow-up of the patient, leading to a trial data readout expected in the middle of 2016. We believe our advancement of this clinical trial demonstrates our ability to manage and execute an engineered cell therapy supply chain across multiple sites and countries and thus not only serves our clinical development objectives but builds a core competency for future commercialization activities.

Earlier in the year, we received a Pediatric Investigation Plan (PIP) waiver from the European Medicines Agency (EMA) for C-Cure® across all subsets of the pediatric population for the treatment of ischemic heart failure. As part of the regulatory process for the registration of new medicines with the EMA, pharmaceutical companies are required to provide a Pediatric Investigation Plan (PIP) outlining the sponsor’s strategy for investigation of the new medicinal product in the pediatric population. In some instances, a waiver from developing a PIP for certain conditions may be granted by the Agency. EMA delivered the waiver to Celyad, hence all clinical trials will be restricted to the adult population.

At the end of March, the Data Safety Monitoring Board, or DSMB, an independent committee comprised of international experts conducted an interim futility analysis on all patient data available end of February 2015. The DSMB reviewed unblinded safety and efficacy data from CHART-1 patients in the two arms of the trial (treated and control) and determined that the data did not support discontinuation of the trial on the basis of futility. Furthermore, the DSMB recommended the continuation of the trial with no changes to the protocol.

In United States, we continue to expect to file with the U.S. Food and Drug Administration, or FDA, our complete response to the clinical hold of our CHART-2 trial, and pending a decision by FDA to lift the clinical hold, enroll our first patients in such trial by end of 2015.

Immuno-oncology platform

In early January, we announced the acquisition of OnCyte LLC, the oncology division of privately-held U.S. biotechnology company Celdara Medical, LLC, and its portfolio of immuno-oncology product candidates. The acquisition marked Celyad’s entry into the field of immuno-oncology, representing a significant step towards our strategic objective of becoming leader in engineered cell therapies. The Chimeric Antigen Receptor (CAR) technology developed by OnCyte uses human Natural Killer cell (NK cell) receptors that we believe have the potential to target blood cancers and solid tumors via a human natural receptor that targets ligands present on numerous cancer cell types. The research underlying this technology was originally conducted by Dartmouth College Professor Charles Sentman, and has been published in numerous peer-reviewed publications.

In April, we received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for a patent application covering T-cell receptor (TCR)-deficient T-cells which are engineered to express a CAR. This patent application was the first allowed application in a series of filed patent applications augmenting the Company’s protection for its allogeneic T-cell technology. However, we subsequently amended the claims of the patent application and submitted additional prior art references to the USPTO with a request to reopen examination of the application. As such, the application is not currently allowed. We have applied for additional patents related to this technology, which are in various phases of USPTO review.

The first patients of the Phase I clinical trial evaluating the Company’s lead CAR T-cell therapy, NKG2D CAR T-cell, was recruited and dosed successfully in May. The Phase I trial is a dose escalation trial evaluating the safety and feasibility of a CAR T-cell therapy in blood cancer patients with acute myeloid leukemia (AML) or multiple myeloma (MM). One month later, the Company announced the 30 day safety follow-up of the first patient in this trial with no treatment related safety signals being observed during the 30-day follow-up period. A pre-defined, staggered enrollment of two additional patients at the same dose level as the first patient is expected to occur now that the 30-day follow-up period for the first patient has ended. A second AML patient has been dosed with no safety concerns up to now. The third patient of the first cohort needs to be a MM patient and such patients are currently being screnned.

The rate of patient recruitment has been lower than planned and we are in the process of activating additional sites to compensate. We remain focused on recruiting and completing the readout in the Phase I dosing trial by mid-2016.

On the manufacturing side, the technology transfer to our Belgian production facility is completed, and we have initiated the optimization of the production process with the cell characterization and cryopreservation.

Corporate and finance

In January, following the acquisition of OnCyte, we appointed Dr. Vincent Brichard as Vice President Immuno-oncology. Dr. Brichard is a physician by training, with a specialty in oncology and immunology. After an academic career, Vincent joined GlaxoSmithKline Biologicals in 2002, where he held numerous positions in the Cancer Vaccines business unit, with roles of increasing seniority. Until the end of 2014, Vincent served as Senior Vice President in the Immunotherapeutics business unit and member of the Board of Directors of GSK Vaccines.

On 1st of June, Steve Buckanavage, former Vice President of Commercial Strategy for Immunotherapy at GSK, joined Celyad as Vice President Marketing. Steve has commercial experience in several therapeutic areas such as cardiovascular, anesthesia, and infectious disease and successfully led the launch of oncology brands in both the United States and ex-US achieving market leadership and generating revenue in excess of $2bn. This senior addition to the management team aims to support preparation of C-Cure for commercialization.

In March, we raised €32 million through a private placement of ordinary shares to investors in the United States and Europe at a price of €44.50 per share. The net proceeds of the private placement, amounted to approximately €30 million.

In June, we successfully closed a $100 million global offering comprised of an initial public offering of our ADSs in the United States and a concurrent private placement of our ordinary shares in Europe, securing additional net proceeds to the Company of approximately $90 million.

We ended the first half of 2015 with €124 million in cash and short term deposit.

Events subsequent to semester-end

On July 31, 2015, the last patient of the C-Cure CHART-1 trial was dosed successfully. With the completion of the injection procedure of the last patient of the trial, we have initiated the nine-month follow-up period for this patient. We expect to release the full clinical data set for CHART-1 in the middle of 2016.

On August 4 2015, the Company and Medisun International mutually agreed to terminate the joint venture agreement dated June 2014. As a result of this termination, the shares of Cardio3 BioSciences Asia Ltd owned by Celyad SA were sold for $1 to Medisun. Consequently, an impairment loss of €60 thousands has been recognised in the profit and loss account dated 30 June 2015. Accordingly, the value of the investment accounted for using the equity method has been set to €0. On August 21, a new distribution and commercialization license agreement with Cardio3 BioSciences Asia Ltd was executed. Under the terms of this agreement, Celyad will be conducting the clinical development of C-Cure in Greater China, with all costs supported by C3BS Asia. In compensation for this license, the future payments to Celyad have been increased accordingly.

Operating Capital Requirements

We believe that our existing cash and cash equivalents, and short term investments will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, until at least the end of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue pre-clinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

3.	NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.1. General information

Celyad SA (“the Company”) and its subsidiaries (together, “the Group”) is a clinical-stage biopharmaceutical group focused on engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. It seeks to address diseases with high unmet medical needs such as heart failure and cancer. Celyad is currently developing several therapeutic therapies based on two distinct technology platforms, in cardiology and oncology respectively. The group has three fully owned subsidiaries in the United States, Celyad Inc, Corquest Medical Inc and OnCyte LLC. OnCyte LLC. was acquired in January 2015.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (“Société Anonyme”) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s ADS are listed on the NASDAQ Global Market under the ticker symbol CYAD.

These interim consolidated financial statements of Celyad for the six months ended June 30, 2015 (the ‘Interim period’) include Celyad SA and its subsidiaries. These statements were approved by the Board of Directors on August 21, 2015. These statements were subjected to a limited review by PwC Reviseurs d’Entreprise SCCRL, the statutory auditor of the Company.

The interim report is available to the public free of charge and upon request to the above mentioned address or via the website of the Company (http://www.celyad.com/investors/financial-reports).

3.2. Summary of significant accounting policies

The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained here below.

3.2.1. Basis of preparation

The interim condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

The interim condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors on August 21, 2015. These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014 which have been prepared in accordance with IFRS.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2014 Annual Report available on the Company’s website (http://www.celyad.com/investors/regulated-information).

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated interim financial statements are presented in thousand Euros and all values are rounded to the nearest thousand (€000) except when otherwise indicated.

3.2.2. Accounting policies

The accounting policies and methods of the Group used as of 2015 are consistent with those applied in the December 31, 2014 consolidated financial statements. The new standards, interpretations and revisions that became mandatory for Celyad on January 1st 2015 are set out in note 4.2 of the 2014 Annual Report and had no impact on the interim condensed consolidated financial statements as of June 30, 2015.

Fair value estimation

Contingent consideration in a business combination

Details regarding the valuation of the contingent consideration are disclosed in Note 3.3.3. The group had no contingent consideration financial liabilities at 31 December 2014 and there were no transactions in contingent consideration during the year ended 31 December 2014. Therefore comparative information is not applicable. Except the contingent consideration resulting from the business combination mentioned above, the carrying amount of all other financial assets and financial liabilities is a reasonable approximation of the fair value.There were no changes in valuation techniques during the period.

The following table presents the group’s financial assets and liabilities that are measured at fair value at 30 June 2015:

(€‘000)
	Level I	Level II	Level III	Total
Assets
-	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration	—	—	37,850	37,850

Total Liabilities	—	—	37,850	37,850

Fair value measurements using significant unobservable inputs (Level 3):

(€‘000)	Contingent consideration in a business combination
Opening balanace at 1st January 2015	—
Acquisition of OnCyte LLC	37,850

Closing balance at 30 June 2015	37,850

3.2.3. Restatement – Financial statements for 6 months period ended June 30, 2014

The restatement due to a correction in the IFRS 2 calculations for the fair value of the warrants that were issued on May 6, 2013 led to an additional loss of €0.5 million in the 6 months period ended June 30, 2014 income statement and to an increase in the other reserves with the same amount. Therefore there is no impact on total equity as per June 30, 2014. The restatement was done to take into account the value of the shares at the moment of the Euronext IPO in July 2013 amounting to € 16.65 whereas the value of the shares was previously determined at € 2.64.

These adjustments have no impact on the net cash position of the Company as of June 30, 2014 as these are non-cash adjustments.

All tables in this report only show restated consolidated statement of financial position as at June 30, 2014.

3.2.4. Segment reporting

The Group does not report segmental information as it operates in one reporting segment. The Management, together with the Board of Directors (Chief Operating Decision Maker – “CODM”) will reassess this segmental reporting as of year end 2015.

Oncyte’s activity is not yet fully integrated to represent a separate operating segment as at June 30, 2015 as no discrete financial information has been made available for review by the CODM. The Group expects this information to be available and be regularly reviewed as per the second half of the year.

3.2.5. Off-Balance Sheet Arrangements

As of the date of this report and also for the periods presented, we did not have any off-balance sheet arrangements.

3.2.6. Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. As of end of June 2015, all clinical, research and development expenditures related to the development of C-Cure and are accounted for as operating expenses.

3.3. Notes to the financial statements

3.3.1. Results of operations - Comparison of the 6 months period ended June 30, 2015 and June 30, 2014

Revenue

Except for C-Cathez, all the Celyad’s products are in development phase and so we do not expect to generate material revenue until we receive regulatory approval for one of our drug product candidate. In the period ending June 30, 2015 and 2014, there was no revenue generated by C-Cathez.

Cost of Sales

In the period ending June 30, 2015 and 2014, there were no costs of sales as there were no sales of C-Cathez.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

(€‘000)	For the 6 months period ended June 30
	2015	2014
Employee expenses	2,902	1,992
Clinical studies	3,626	1,583
Preclinical studies	1,364	460
Research supplies	1,323	1,039
Consulting fees	1,059	410
Depreciation and amortization	468	401
Rent and utilities	323	291
Freight costs	277	133
Travel and living	220	198
Capitalization of C-Cathez development costs	(36)	—
Others	16	23

Total R&D expenses	11,542	6,530

The employee expenses increase period over period is a result of the hiring of 20 additional employees due to higher activity in Research and Development.

The clinical study costs increased by €2.0 million over the six-month period ending June 30, 2015 as compared to the same period in 2014. This increase is mainly related to the increased number of patients in CHART-1 in 2015 versus 2014. Clinical study costs are mainly driven by the costs of clinical vendors and clinical investigators that are following the patients in the trial. The clinical study costs also increased due to the preparation of CHART-2, the C-Cure trial that is expected to be intitiated in the United States by the fourth quarter of 2015, pending the FDA’s lift of a clinical hold on such trial.

The pre-clinical studies expenses increased by €0.9 million over the six-month period ending June 30, 2015 as compared to the same period in 2014. Preclinical studies are conducted on (i) C-Cure in anticipation of a market authorization filing, (ii) the CAR T-Cell platform acquired in January (Oncyte LLC), and (iii) the medical device platform acquired in November 2014 (CorQuest Inc).

The increase in consulting fees is primarily attributable to the increased number of patients in CHART-1 and the initiation of CHART-2 which resulted in increased fees paid to regulatory affairs and quality assurance consultants.

General and Administrative

(€‘000)	For the 6 months period ended 30 June
	2015	2014
Employee expenses	1,198	501
Share-based payment	657	541
Consulting fees	505	225
Communication & Marketing	500	202
Rent	331	158
Travel & Living	111	139
Post employment benefits	—	132
Other	325	122

Total General and administration	3,627	2,020

General and administrative expenses increased by €1.6 million over the six-month period ending June 30, 2015 as compared to the same period in 2014.

This variance primarily relates to the increase of employee expenses resulting form the recruitment of additional employees to strengthen our executive management team and other support functions such as business development, marketing, communication, legal and finance. The increase of the consulting fees is mostly associated to the recruitment fees associated to the hiring of new employees. In 2015 also, we invested in investor relations and corporate communication initiatives, resulting in higher communication and marketing expenses.

Other operating income and expenses

(€‘000)	For the 6 months period ended June 30
	2015	2014
Proceeds from Recoverable cash advances (RCAs)	471	1,607
Subsidies	185	222
Reversal provision for reimbursement RCA	—	306

Total Other operating Income	656	2,135

RCAs – Fair value adjustment	661	—

Total Other operating expenses	661	—

Other operating income decreased by €1.5 million over the six-month period ending June 30, 2015 as compared to the same period in 2014. The decrease is mostly explained by the reduction of the funding received under RCA contracts and subsidies.

The other operating expense is related to the timing effect on the fair value of these instruments estimated by the discounted cash flows method.

Operating loss

As a result of the foregoing, our operating loss increased by €8.8 million over the six-month period ending June 30, 2015 as compared to the same period in 2014, totaling €15.2 million at June 30, 2015.

Financial income and financial expenses

Financial income is mainly composed of interest income on short term deposits. Financial expenses are mainly composed of currency exchange difference.

The amount recorded in “Share of Loss of investment accounted for using the equity method” represents the impairment loss of the investments in the Joint Venture consolidated under the equity method accounted for at year end 2014. As the joint venture Agreement was terminated on August 4 2015, the Company decided to anticipate such termination in its H1 2015 financial statements.

Income tax expense

As we incurred losses in all of the relevant periods, we had no taxable income and therefore incurred no corporate taxes.

Loss for the year

As a result of the foregoing, our loss for the six-month period increased by €8.9 million from €6.4 million as at June 30, 2014 to €15.3 million as at June 30, 2015.

Loss per share

The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€’000)	As of June 30,
	2015	2014
Loss of the period attributable to Equity Holders	(15,339)	(6,381)
Weighted average number of shares outstanding	7,312,788	6,415,570

Earnings per share (non-fully diluted)	(2.10)	(0.99)

3.3.2. Liquidity and capital resources

Our liquidity requirements primarily relate to the funding of research and development expenses and general and administrative expenses and working capital requirements. We monitor our risk to a shortage of funds using a monthly liquidity planning tool. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

As of December 2014, we have funded our operations through several private investments for a total of €42.0 million, the Euronext IPO which resulted in proceeds of €26.5 million, and a private placement of €25.0 million conducted in June 2014. We also received non-dilutive funding from governmental bodies and received cash proceeds from subsidies and RCAs totaling €18.7 million.

As of December 31, 2014, we had cash and cash equivalents of €27.6 million and short term investments of €2.7 million. Our cash and cash equivalents have been deposited primarily in savings and deposit accounts that have original maturities of three months or less and generate only minimal interest income.

On January 21, 2015, we purchased OnCyte, for an upfront payment of $10.0 million, of which $6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 our ordinary shares. Additional contingent payments with an estimated fair value of $42.0 million are payable upon the attainment of various clinical and sales milestones.

On March 3, 2015, we completed a €32 million capital increase via a private placement subscribed by qualified institutional investors in the United States and Europe at a price of €44.50 per share. The net proceeds, after deduction of the placement fees amounted to €30 million.

On June 24, 2015, we successfully closed a $100 million initial global offering, securing additional net proceeds to the Company of $90 million,

Since inception, we have not incurred any bank debt. Some of our capital expenditures related to laboratory and office equipment are financed with 3-year maturity finance leases.

Amounts due to the Walloon Region, booked as advances repayable, at June 30, 2015 correspond to funding received under several RCAs, dedicated to supporting specific development programs related to C-Cure and C-Cathez. We are exposed to liabilities and contingent liabilities as a result of the RCAs we have received from the Walloon Region and the license agreement executed with Celdara Medical LLC. Out of the RCAs contracted as of December 31, 2014, €17.0 million has been effectively paid out.

The following table sets forth our condensed interim consolidated cash flows information for the 6 months period ended June 30, 2015 and 2014.

(€‘000)	For the 6 months period ended June 30
	2015	2014
Net cash used in operations	(10,566)	(7,150)
Net cash used in investing activities	(10,436)	(2,234)
Net cash from financing activities	109,487	25,397

Net increase in cash and cash equivalents	88,485	16,013

The cash outflow resulting from operating activities amounted to €10.6 million end of June 2015 versus €7.2 million for the first half of 2014. This increase primarily resulted from the increase of the operating expenses associated with the CHART-1 clinical trial.

Cash flow from investing activities represented a net cash outflow of €10.4 million as of 30 June 2015. The investments made in 2015 were the acquisition of Oncyte LLC ($6 million, or €5.2 million), the investment in short term deposits for a total amount of €5,0 million and acquisitions of tangible and software for a total of €0.2 million.

Cash flow from financing activities represented a net cash inflow of €109.5 million in the first half of 2015 compared to €25.4 million for the same period in 2014. The cash inflows of 2015 resulted from the private placement and the global offering completed respectively in March and June 2015 (see supra). During the first half of 2014, the Group completed a private placement of €25 million. The other cash flow from financing activities resulted from proceeds and repayments of financial leases and FP7 non-dilutive funding.

3.3.3. OnCyte acquisition

On January 21, 2015, we acquired 100% of the share capital of Oncyte LLC from Celdara Medical LLC in exchange for a cash consideration of $ 6 million and 93.087 new shares of Celyad for a total value of $ 4 million, or (€ 3,451,680). The fair value of the 93,087 ordinary shares issued as part of the consideration paid for Oncyte LLC was based on a share price of € 37.08, the share price at the acquisition.

Oncyte LLC is the company holding the CAR T-Cell portfolio of clinical-stage immuno-oncology assets. The portfolio includes three autologous CAR T-Cell cell therapy products and an allogeneic T-Cell platform, targeting a broad range of cancer indications. We believe that CAR T-Cell immuno-oncology represents one of the most promising cancer treatment areas today. The first patient of the Phase I clinical trial evaluating the Company’s lead CAR T-cell therapy, NKG2D CAR T-cell, was recruited and dosed successfully in May The final results of this trial are expected by mid-2016.

Although no workforce is transferred, this transaction is considered as a business combination since the Group will be able to produce outputs based on the inputs acquired and processes transferred in the form of intellectual property. The transfer of knowledge to the Group is guaranteed by the conclusion of a service agreement between the Group and the seller.

The following table summarizes the consideration paid for Oncyte LLC, the provisional fair value of assets acquired and liabilities assumed at acquisition date.

Consideration at January 21, 2015 (€‘000)
Cash	5,181
Equity instruments (93,087 ordinary shares)	3,452
Contingent Consideration	36,267

Total consideration transferred	44,900

Recognised amounts of identifiable assets acquired and liabilities assumed (€‘000)
In Process Research and Development	44,900
Total identifiable net assets	44,900

The difference between the amounts accounted for at 30 June 2015 and the ones assumed at acquisition date are explained by the impact of the foreign currency valuation.

This acquisition has been subject to a Purchase Price Allocation, process which consists in booking, at “fair value”, all the assets and liabilities of a target company acquired in the consolidated balance sheet of the acquiring company. The acquired assets and liabilities have been valued at fair value by an independent firm.

The fair value of the acquired assets and liabilities assumed was determined on a provisional basis. The fair value as stated here above is provisional because the integration process of the acquired entity and its activities is still ongoing. The provisional fair value of acquired assets and liabilities assumed can change when the final fair value of the acquired assets and liabilities assumed is established.

The Intangible asset of Oncyte can be considered as its only significant asset.

The sales price also includes a contingent consideration payment, the potential remaining part of the purchase price, based on future outcome of the research and development and potential future sales that are estimated, through a risk-adjusted Net Present Value, at $42 million (considering the impact of the discount and the probability of success). For the successful development of the most advanced product NKG2D CAR T-cell, the seller could receive up to $50 million in development and regulatory milestones until market approval. The seller will be eligible to additional payments on the other products upon achievement of development and regulatory milestones totaling up to $21 million per product. In addition, the seller will receive up to $80 million in sales milestones when net sales will exceed $1 billion and royalties ranging from 5 to 8%. The fair value of the contingent consideration arrangement was estimated by applying a risk-adjusted Net Present Value model, based on the aforementioned price components, the management’s forecast at the date of the acquisition (to date there has been no change in this forecast), the probabilities of success in the biothec/oncology sector and a discount rate of 17.5%.

No deferred taxes have been taken up in the overview of provisional fair value of assets acquired and liabilities assumed since the company intends to elect for IRS Section 338 which will lead to creating a tax deductible depreciation in the US Tax books.

3.3.4. Intangible assets

(€‘000)	As of June 30	For the period ended December 31
	2015	2014
Oncyte IP	46,862	—
Mayo License	7,525	7,821
CorquestIP	1,493	1,493
C-Cath development costs	913	911
Other intangible assets	30	41

Total Intangible assets	56,823	10,266

The increase of the intangible assets is mainly explained by the acquisition of OnCyte. See note 3.3.3 on the OnCyte’s acquisition.

3.3.5. Cash position

(€‘000)	As of June 30	As of December 31
	2015	2014
Short term investment	7,671	2,671
Cash and cash equivalent	116,118	27,633

Total cash position	123,789	30,304

The increase of the Group cash position reflects the successful capital raises conducted in March and June 2015.

3.3.6. Capital and share premium

(€‘000)	For the period ended
	June 30,	December 31,
	2015	2014
Capital	32,550	24,615
Share premium	157,897	53,301
Outstanding shares	9,307,687	7,040,387

As of June 30, 2015, the share capital amounts to €32.550k represented by 9,307,687 with a nominal value of €3.50. This number does not include warrants issued by the Company and granted to certain directors, employees and non-employees of the Company.

As described in the table presented here below, over the course of 2015, the capital of the Company was increased respectively for the:

•	Exercise of 833 Company warrants in January (333) and April (500), resulting in the issuance of 833 new shares;

•	Acquisition of Oncyte LLC in January. 40% of the upfront payment was paid with Company shares, resulting in the issuance of 93,087 new shares;

•	Private placement ocompleted in March, resulting in the issuance of 713,380 new shares;

•	Global Public Offering including initial public offering on the Nasdaq, resulting in the issuance of 1,460,000 new shares and ADS.

In total, over the first semester of 2015, the capital and the share premium of the Company were therefore increased respectively by €7,935k and €104,595k.

(€000)
Date	Nature of the transactions	Share Capital	Share premium	Number of shares	Nominal value
	Balance as of January 1st, 2015	24,615	53,301	7,040,387	77,916
	Exercise of warrants	3	16	833	19
	Acquisition of Oncyte	325	3,046	93,087	3,371
	Private placement (after deduction of transaction costs)	2,497	27,335	713,380	29,832
	Global public offering including inititial public offering on Nasdaq (after deduction of transaction costs)	5,110	74,191	1,460,000	79,301
	Share based payments	—	8	—	8

	Balance as of June 30, 2015	32,550	157,897	9,307,687	190,447

As of June 30, 2015 all shares issued have been fully paid.

3.3.7. Advances repayable

(€‘000)	As of June 30, 2015	As of December 31, 2014
Total Non-Current portion	11,439	10,778

Total Current potion	777	777

The increase in the non-current part of the advances repaybles is only explained by the timing effect on the fair value of these instruments estimated by the discounted cash flows method.

3.3.8. Trade payables and other current liabilities

(€‘000)	As of June 30	As of December 31
	2015	2014
Total trade payables	6,395	4,042
Other current liabilities
Social security	215	242
Payroll accruals and taxes	1,022	825
Other current liabilities	27	33

Total other current liabilities	1,264	1,100

3.3.9. Other non-current liabilities

(€‘000)	As of June 30	As of December 31
	2015	2014
Contingent consideration payable	37,850	—
Post-employment benefits	182	182

Total other non current liabilities	38,032	182

See note 3.3.3 on the OnCyte’s acquisition.

3.3.10. Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Management Team of the Company, were recorded as expenses in the period referenced.

(€‘000)	For the 6 months period ended June 30
	2015	2014
Independent directors’ fees	15	11
Share based payments	47	—
Total compensation to the Board of Directors	62	11

Management fees	668	636
Short term employee benefits	326	14
Share based payments	234	452

Total compensation to the Executive Managemennt Team	1,228	1,102

3.3.11. Subsequent events

On July 31 2015, the last patient of the C-Cure CHART-1 trial was dosed successfully. With the completion of the injection procedure of the last patient of the trial, we have initiated the nine-month follow-up period for this patient. We expect to release the full clinical data set for CHART-1 in the middle of 2016.

On August 4 2015, the Company and Medisun International mutually agreed to terminate the joint venture agreement dated June 2014. As a result of this termination, the shares of Cardio3 BioSciences Asia Ltd owned by Celyad SA were sold for $1 to Medisun. Consequently, an impairment loss of €60 thousands has been recognised in the profit and loss account dated 30 June 2015. Accordingly, the value of the investment accounted for using the equity method has been set to €0.

4.	RISKS AND UNCERTAINTIES

The following key risks and uncertainties for the Group (described below) are those, currently known and specific to us. If any of these risks materialize, our business, financial condition or results of operations could suffer:

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We have generated only limited revenue from sales of C-Cathez to date, and do not expect to generate material revenue until we receive regulatory approval for one of our drug product candidates.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities. For example, our IND for C-Cure was originally submitted to the FDA in January 2012 and is now subject to a clinical hold that prevents the initiation of CHART-2.

•	Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	Our future results will suffer if we do not effectively manage our expanded operations as a result of our recent acquisition of OnCyte.

•	We believe that we were a passive foreign investment company for our 2014 taxable year, and expect that we may be a passive foreign investment company in other future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

This list is not exhaustive and we recommend that you read the detailed analysis of the risks that the Group faces set out in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

5.	REPORT OF THE AUDITOR

To the Board of Directors of Celyad SA

Statutory auditor’s report on review of condensed consolidated interim financial information for the period ended 30 June 2015

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of Celyad SA and its subsidiaries (the “Group”) as of 30 June 2015, which comprises the condensed consolidated statement of financial position as of 30 June 2015 and the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Emphasis of Matter Paragraph

As discussed in Note 3.2.3 to the condensed consolidated interim financial information, the group has restated its 2014 condensed consolidated interim financial statements to correct one error.

Liège, 24 August 2015

PwC Reviseurs d’Entreprises SCCRL

Represented by

Patrick Mortroux*

Registered Auditor

*	Patrick Mortroux SC SPRL

Board Member, represented by its permanent representative,

Patrick Mortroux

Financial calendar

Third quarter 2015 Business Update	November 19, 2015

Full year results 2015	March 24, 2016

Annual shareholders meeting	May 5, 2016